Exhibit 17.6

To: Secretary of Lipid Sciences, Inc.

I hereby resign as a director of Lipid Sciences, Inc., effectively immediately preceding the filing Lipid Sciences, Inc. of a petition under Chapter 7 of the Bankruptcy Code.

Very truly, /s/ Stephen E. Renneckar Stephen E. Renneckar

Date: September 29, 2008